March 9, 2012

Via EDGAR

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Riedler:

Re:     Genufood Energy Enzymes Corp. (the “Company”)
           Registration Statement on Form S-1
           Filed January 13, 2012
           File No. 333-171784

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

Plan of Operation, page 42

1.      Please refer to prior comment three. Please revise your disclosure to describe when you expect to complete the product registration process and start distribution of products from within Taiwan. Expand your disclosure to explain the Taiwan Health Ministry’s requirements for product registration and why the distribution of your products by a third party did not require completion of this registration process. Describe, and quantify for us, if you have any loss exposure as a result of your distributor selling to customers in Taiwan from a third country.

ANSWER:  We have added the following disclosure:

The Taiwan Ministry of Health requires that our ProCellax range of enzyme products be registered with them following the Product Registration process because it will be our first time to import such products into the Taiwan market for public distribution.

However, the Taiwanese registration requirements only cover direct importation into Taiwan by an importer for public distribution.  It does not cover a situation where goods are imported from outside of Taiwan directly to the end consumer.  The difference here to be clear is that importing into Taiwan to a distributor and then selling to the end consumer in Taiwan requires registration, while importing directly to the end consumer in Taiwan does not require registration.

We believe that the Product Registration process for ProCellax-FG1 and ProCellax-SP is likely to be completed on or around September, 2012 and the remaining, sometime next year.

In addition, by selling our products to Taiwan customers directly through the mail similar to internet sale/delivery instead of exporting bulk shipment to our Taiwan Sole Country Distributor will not cause us to suffer any loss exposure in terms of distribution cost.  This is because our selling prices for our products are priced at FOB, US Port.  It will be the Taiwan Sole Country Distributor to bear such distribution and warehousing costs.

Please contact the writer if you have any further questions.

Yours truly,

GENUFOOD ENERGY ENZYMES CORP.

Per: /s/ Yi Lung Lin

Yi Lung Lin

President & C.E.O.

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